Exhibit 99.21

EXECUTION VERSION

BILL OF SALE

This Bill of Sale (this “Bill of Sale”) is made and entered into as of the 21st day of April 2015, by and among Covis Pharma S.à.r.l., Zug Branch, a limited liability company organized under the Laws of Luxembourg (“Covis Pharma”), Covis Injectables S.à.r.l., Zug Branch, a limited liability company organized under the Laws of Luxembourg (“Covis Injectables”, and collectively with Covis Pharma, “Sellers”), and Concordia Pharmaceuticals Inc., an international business company organized under the Laws of Barbados (“Purchaser”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Asset Purchase Agreement, dated as of the 9th day of March 2015, among Sellers, Purchaser, Concordia Healthcare Corp., a corporation organized under the Laws of the province of Ontario (solely with respect to Section 6.10, Section 10.18 and the applicable provisions of Article X thereof) and Covis Pharma Holdings S.à.r.l., a limited liability company organized under the Laws of Luxembourg (solely with respect to Section 10.19 and the applicable provisions of Article X thereof) (as amended, modified or supplemented from time to time in accordance with its terms, the “Purchase Agreement”).

W I T N E S S E T H:

WHEREAS, pursuant to the Purchase Agreement, Sellers have agreed to sell, convey, assign, transfer and deliver to Purchaser, and Purchaser has agreed to purchase, acquire and accept from Sellers, for the consideration and upon the terms and subject to the conditions set forth in the Purchase Agreement, all of Sellers’ right, title and interest in, to and under the Purchased Assets, as more particularly set forth therein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1. In accordance with and subject to the terms of the Purchase Agreement, Sellers hereby sell, convey, assign, transfer and deliver to Purchaser, and Purchaser hereby purchases, acquires and accepts from Sellers, free and clear of all Liens, other than Permitted Encumbrances, all of Sellers’ right, title and interest, as of the Closing, in, to and under the tangible personal property included in the Purchased Assets. Notwithstanding anything to the contrary, Sellers, as applicable, have not, and shall not be deemed to have hereunder sold, assigned, transferred, conveyed or delivered to Purchaser any portion of the Excluded Assets, and Sellers, as applicable, retain all right, title and interest to, in and under the Excluded Assets.

2. This Bill of Sale is executed for the purpose of evidencing and confirming the transfer of the tangible personal property included in the Purchased Assets from Sellers to Purchaser, upon the terms and subject to the conditions set forth in the Purchase Agreement.

3. This Bill of Sale and the Purchase Agreement (in each case, including all Schedules and Exhibits hereto and thereto) contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, except for (i) subject to Section 6.15(a) of the Purchase Agreement, the Confidentiality Agreement which will remain in full force and effect for the term provided for therein and (ii) any written agreement of the Parties that expressly provides that it is not superseded by this Bill of Sale or the Purchase Agreement. Nothing herein shall be deemed to limit the rights, duties and obligations of the Parties under the Purchase Agreement and, to the extent of any conflict between the terms and conditions of this Bill of Sale and the terms and conditions of the Purchase Agreement, the terms and conditions of the Purchase Agreement shall govern, supersede and prevail.

4. The following provisions of the Purchase Agreement are hereby incorporated by reference, substituting, in each such section, the term “Bill of Sale” as defined herein for the term “Agreement” as defined in the Purchase Agreement: Section 10.1 (Notices); Section 10.2 (Amendment; Waiver); Section 10.3 (Assignment); Section 10.5 (Parties in Interest) (other than the proviso); Section 10.10 (Governing Law; Jurisdiction); Section 10.11 (Waiver of Jury Trial) and Section 10.12 (Counterparts).

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IN WITNESS WHEREOF, the Parties have duly executed and delivered this Bill of Sale as of the date first written above.

SELLERS:

COVIS PHARMA S.À.R.L., Acting through its Zug Branch

By:	/s/ [REDACTED – Personal Information]
	Name:	[REDACTED – Personal Information]
	Title:	[REDACTED – Personal Information]

COVIS INJECTABLES S.À.R.L., Acting through its Zug Branch

By:	/s/ [REDACTED – Personal Information]
	Name:	[REDACTED – Personal Information]
	Title:	[REDACTED – Personal Information]

PURCHASER:

CONCORDIA PHARMACEUTICALS INC.

By:	/s/ [REDACTED – Personal Information]
	Name:	[REDACTED – Personal Information]
	Title:	[REDACTED – Personal Information]

[Signature Page to Bill of Sale]